Filed by TradeStation Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

TradeStation Reports Results for Three Months and Fiscal Year Ended March 31, 2022

PLANTATION, FL, April 27, 2022 -- TradeStation Group, Inc. (“TradeStation”), the parent company of award-winning self-clearing online brokerages for trading stocks, ETFs, equity and index options, futures, futures options and cryptocurrencies, today announced financial results and certain key metrics for the three months and fiscal year ended March 31, 2022.

TradeStation’s operating and financial results for the three months ended March 31, 2022, the company’s fourth fiscal quarter, include:

●	Total net revenues of $52.6 million, a 19.1% year-over-year decline
●	226,506 Total Customer Accounts at March 31, 2022
●	62,787 Gross New Accounts opened
●	237,694 Daily Average Revenue Trades (DARTs), a 14.2% year-over-year decline
●	$12.0 billion Total Customer Assets, including $2.9 billion of Total Customer Cash, at March 31, 2022, a 16.4% and 4.0% year-over-year increase, respectively
●	Increase in total expenses of 78.1% year over year, and net loss of $14.8 million, as the company continued to invest in marketing and headcount to support its revenue-growth strategy

“While our total customer accounts grew year over year, we believe the overall decrease in retail trading volume in the March 2022 fiscal quarter as compared to the very high volume we saw a year ago during the first year of the COVID-19 pandemic was the primary reason that our trading-related revenue decreased, although we did see year-over-year increases in our customers’ futures and options trading volume,” said John Bartleman, Chief Executive Officer of TradeStation. “Our net interest income also decreased in the March 2022 fiscal quarter compared to the prior year’s March quarter, but we expect it to increase in future periods if interest rates continue to rise.”

Results of Operations and Key Metrics for the Three Months and Fiscal Year Ended March 31, 2022

Revenue

TradeStation had total net revenues of $52.6 million for the three months ended March 31, 2022, a 19.1% decline when compared to the three months ended March 31, 2021, as a result of year-over-year decreases in trading-related revenue, net interest income, and subscription and other revenue. For the fiscal year ended March 31, 2022, TradeStation had total net revenues of $209.6 million, 4.1% lower than the prior fiscal year, as result of lower trading-related revenue and subscription and other revenue, partially offset by higher net interest income.

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

For the three months ended March 31, 2022, trading-related revenue was $44.1 million, a decline of 14.8% from the prior-year period, due principally to lower equities and cryptocurrency trading volume when compared to the elevated prior-year period trading levels, partially offset by an increase in futures and options trading for the period. For the fiscal year ended March 31, 2022, trading-related revenue was $165.4 million, a 2.7% decrease from $170.0 million in the fiscal year ended March 31, 2021.

Net interest income for the three months ended March 31, 2022, was $10.1 million, a 7.9% decrease when compared to $10.9 million for the prior-year period. The decrease in the fourth quarter of fiscal 2022 from the prior-year period was due to lower net stablecoin and cryptocurrency lending and margin lending revenue, and lower interest earned on customer cash due primarily to a reduced interest rate, partially offset by increased securities lending revenue. For the fiscal year ended March 31, 2022, net interest income was $41.3 million, a 3.8% increase from $39.8 million in the fiscal year ended March 31, 2021, due primarily to higher margin lending and securities lending revenue, partially offset by lower interest earned on customer cash due to the interest rate reduction and lower net stablecoin and cryptocurrency lending revenue. TradeStation believes that the portion of its net interest income generated by interest earned on customer cash may increase in the next several fiscal quarters if the federal funds rate increases over the next 12 months as many economists and industry analysts are currently anticipating.

Total Customer Accounts and Gross New Accounts

At March 31, 2022, TradeStation had 226,506 Total Customer Accounts, an increase of 55.3% from March 31, 2021. Total Customer Accounts at March 31, 2022 included 42,916 customer crypto accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding for the customer (Bitcoin equal to $10.00) (the “Crypto Funding Program”), but such accounts had no further customer account activity as of March 31, 2022. If those 42,916 Crypto Funding Program accounts are excluded, Total Customer Accounts were 183,590 at March 31, 2022, a 25.8% increase from Total Customer Accounts at March 31, 2021.

TradeStation added 62,787 Gross New Accounts during the three months ended March 31, 2022, 38,619 of which were Crypto Funding Program accounts that had no further customer account activity as of March 31, 2022, as compared to 27,261 Gross New Accounts added during the three months ended March 31, 2021, a 130% increase when including the 38,619 Crypto Funding Program accounts in the total and an 11.3% decrease when excluding them from the total. Gross New Accounts is the total number of new customer accounts opened and funded during the applicable period. TradeStation expects to terminate the Crypto Funding Program at the end of April 2022.

Daily Average Revenue Trades (DARTs)

For the three months ended March 31, 2022, DARTs were 237,694, a decrease of 14.2% from the three months ended March 31, 2021. For the fiscal year ended March 31, 2022, DARTs were 217,405, down 5.4% from the prior fiscal year.

Total Customer Assets and Total Customer Cash

Total Customer Assets were $12.0 billion at March 31, 2022, an increase of 16.4% from March 31, 2021. Total Customer Assets included Total Customer Cash of $2.9 billion at March 31, 2022, a 4.0% increase from March 31, 2021.

Expenses, Net Income (Loss), Income (Loss) Before Income Taxes, and Adjusted EBITDA

TradeStation’s total expenses were $68.7 million for the three-month period ended March 31, 2022, and $248.7 million for the fiscal year ended March 31, 2022, which compares to $38.6 million and $186.0 million for the three-months and fiscal year, respectively, ended March 31, 2021. The increase in total expenses is due primarily to increased marketing and headcount spending to implement TradeStation’s revenue growth strategy.

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

Marketing expense for the three months ended March 31, 2022 was $18.1 million, which compares to $5.4 million for the three months ended March 31, 2021. For the fiscal year ended March 31, 2022, marketing expense was $57.7 million, which compares to $17.4 million for the prior fiscal year.

TradeStation’s total headcount increased by 224 during the fiscal year ended March 31, 2022, from 525 full-time employees at March 31, 2021 to 749 at March 31, 2022. Growth in headcount was primarily in product development and operations and, together with increased compensation company-wide to recruit and retain employees in an increasingly competitive wage market, resulted in higher employee compensation and benefits expense of $23.0 million for the three months ended March 31, 2022, as compared to $21.2 million during the prior-year period. For the fiscal year ended March 31, 2022, employee compensation and benefits expense was $91.7 million, compared to $74.3 million for the prior fiscal year.

For the three months ended March 31, 2022, TradeStation had a net loss of $14.8 million, a loss before income taxes of $16.1 million, and negative Adjusted EBITDA of $12.0 million, as compared to net income of $19.3 million and income before income taxes of $26.4 million, in each case inclusive of $13.3 million in gains on unhedged cryptocurrency assets, and Adjusted EBITDA of $18.7 million for the three months ended March 31, 2021.

For the fiscal year ended March 31, 2022, the company had a net loss of $31.7 million, a loss before income taxes of $39.1 million, and negative Adjusted EBITDA of $26.2 million, as compared to net income of $23.8 million and income before income taxes of $32.6 million, in each case inclusive of $2.9 million in gains on unhedged cryptocurrency assets, and Adjusted EBITDA of $53.6 million for the fiscal year ended March 31, 2021.

See “Reconciliation of Net Income (Loss) to Adjusted EBITDA” after the “Consolidated Statements of Income” and “Key Performance Metrics” table further below.

About TradeStation Group, Inc.

TradeStation has, for decades, provided innovative fintech decision-support analysis and order-placement tools that support self-directed traders and investors in their journeys to claim their financial edge. TradeStation provides award-winning* trading and analysis platforms and self-clearing online brokerage services for stocks, ETFs, equity and index options, commodity and financial futures, futures options, and cryptocurrencies. These trading platforms are accessible on desktop, Web and mobile, as well as via API technologies which seamlessly provide access to TradeStation’s brokerage environment through third-party platforms. TradeStation’s offerings also include deep and growing learning content designed to build confidence among those new to investing and hone the skills of seasoned traders.

TradeStation Securities, Inc. (Member NYSE, FINRA, SIPC, NSCC, DTC, OCC, NFA & CME) offers self-clearing equities, options, futures and futures options brokerage services as a licensed securities broker-dealer and futures commission merchant (FCM) and is a member of major equities and futures exchanges in the United States. TRADESTATION SECURITIES, INC. IS A MEMBER OF NFA AND IS SUBJECT TO NFA’S REGULATORY OVERSIGHT AND EXAMINATIONS. HOWEVER, YOU SHOULD BE AWARE THAT THE NFA DOES NOT HAVE REGULATORY OVERSIGHT AUTHORITY OVER UNDERLYING OR SPOT VIRTUAL CURRENCY PRODUCTS OR TRANSACTIONS OR VIRTUAL CURRENCY EXCHANGES, CUSTODIANS OR MARKETS. TradeStation Crypto, Inc. offers self-clearing cryptocurrency brokerage services under federal and state money services business, money-transmitter and similar registrations and licenses. TradeStation Crypto, Inc. is not subject to NFA’s regulatory oversight and examinations.

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation’s current views with respect to, among other things, the future operations and financial performance of TradeStation. Forward-looking statements in this communication may be identified by the use of words such as “anticipating,” “believes,” “can,” “continue,” “continuously,” “enhance,” “expects,” “hope,” “in progress,” “intends,” “may,” “over time,” “plans,” “seeks,” “should,” “strategic,” “target,” “think,” “try,” “try to,” “will” and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation’s efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches, increasing headcount to support its revenue growth strategy and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading-related revenue generated, (iii) the product mix of transactions (among equities, options, futures and cryptocurrencies) by TradeStation’s customers, which have different levels of revenue and profitability, (iv) the success of TradeStation’s crypto account-opening/marketing promotions, and whether crypto customer accounts added through such promotions will provide further funding or deposits to, or trade in, such accounts, (v) whether TradeStation’s planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (vi) whether federal funds target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase.

The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: changes in general economic or political conditions; changes in the markets that TradeStation targets; slowdowns in securities or cryptocurrency trading or shifting demand for securities or cryptocurrency trading products; impacts from COVID-19; the evolving digital asset market, including the regulation thereof; possible regulations that further limit, or eliminate, the ability of TradeStation to accept payment for order flow or similar rebates; any change in laws applicable to TradeStation or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those under the heading “Risk Factors” in publicly-available SEC filings made by TradeStation. Intentions or expectations disclosed in forward-looking statements may not be achieved and the recipient of this communication should not place undue reliance on such forward-looking statements. Any forward-looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

Proposed Business Combination

As previously announced, TradeStation Group, Inc. (the “Company”) and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this document.

In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued by the Company. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about the Company, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons are able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination as such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and the Company, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including the Company’s directors and executive officers and certain investors, are contained in the Registration Statement for the Business Combination.

*More information is available at TradeStation.com/Awards.

Contacts

Investors:

ir@tradestation.com

Media:

Madison Roberts

281-684-9857

madison.roberts@fleishman.com

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

TRADESTATION GROUP, INC.

Consolidated Statements of Income

(In thousands)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenues:
Trading-related revenue	$44,087	$51,748	$165,421	$170,046
Subscription and other revenue	(1,548)	2,322	2,854	8,771
Total non-interest income	42,539	54,070	168,275	178,817
Interest income	12,855	11,922	50,814	43,131
Interest expense	(2,782)	(985)	(9,470)	(3,296)
Net interest income	10,073	10,937	41,344	39,835
Total net revenues	52,612	65,007	209,619	218,652
Expenses:
Employee compensation and benefits	23,036	21,246	91,664	74,297
Cost of services provided	10,160	9,054	35,345	33,493
Communications	4,036	3,694	15,543	14,191
Marketing	18,138	5,446	57,733	17,395
Professional services	1,969	1,592	10,091	6,321
Occupancy and equipment	4,411	3,624	16,740	13,439
Depreciation and amortization	2,775	2,654	10,758	10,129
Amortization of intangibles	2,249	2,236	8,942	8,942
Interest expense on borrowings	967	668	3,260	3,070
Other expense (income)	991	(11,623)	(1,357)	4,742
Total expenses	68,732	38,591	248,719	186,019
Income (loss) before income taxes	(16,120)	26,416	(39,100)	32,633
Income tax expense (benefit)	(1,369)	7,149	(7,406)	8,843
Net income (loss)	$(14,751)	$19,267	$(31,694)	$23,790

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

Key Performance Metrics

	As of March 31,
	2022	2021
Total Customer Accounts	226,506	145,887
Total Customer Assets ($ millions)	$12,029	$10,336
Total Customer Cash ($ millions)	$2,908	$2,795

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2022	2021	2022	2021
Daily Average Revenue Trades (DARTs)	237,694	276,959	217,405	228,914
Gross New Accounts	62,787	27,261	129,315	79,089

Total Customer Accounts is the number of customer brokerage accounts with a positive account balance at the end of the period presented.

Total Customer Assets is total cash and assets held in customer brokerage accounts at the end of the period presented.

Total Customer Cash is the aggregate cash held in customer brokerage accounts at the end of the period presented.

Daily Average Revenue Trades (DARTs) means daily average revenue trades made by customers. A revenue trade means one completed customer equities, options, futures, or crypto trade, regardless of the number of shares, contracts, or units included in such trade, and includes trades completed under TradeStation’s “zero commission” plans (which are supported by payment-for-order-flow, or “PFOF,” revenue). Each “side” of a futures trade is counted as one revenue trade. Partial fills of an equities order on the same day are aggregated and counted as one revenue trade. DARTs are calculated by dividing the total number of revenue trades in the period presented by the total number of “Trading Days” in the period presented. A “Trading Day” means each day during the period presented that trading is open on NYSE and Nasdaq markets. A day on which such markets close early, such as the Friday after Thanksgiving, is counted as half a day. DARTs is a general indicator, as each of the asset classes TradeStation offers has a different fee structure and level of profitability.

Gross New Accounts is the total number of approved customer brokerage accounts funded during the period presented, and includes accounts funded during the period presented that were opened and approved (but not funded) in a prior period, as well as accounts that were opened and funded in a prior period, but then went to a zero balance and were subtracted from Total Customer Accounts, but then were again funded during the period presented.

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

Reconciliation of Net Income (Loss) to Adjusted EBITDA

The following table presents a reconciliation of net income (loss), the most comparable GAAP measure, to Adjusted EBITDA.

TradeStation utilizes Adjusted EBITDA in the management of its business and operations. Adjusted EBITDA represents net income (loss) attributable to TradeStation before income tax expense (benefit), depreciation and amortization, interest expense, and for the periods presented has excluded certain other expenses or items, including certain severance expense, certain life insurance policy proceeds, cryptocurrency timing gains and losses and gains on investments.

These items are excluded from TradeStation’s Adjusted EBITDA measures because these items are non-cash in nature, are non-recurring in nature or because the amount or timing of these items is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. TradeStation believes Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its results of operations, and also provides a useful measure for period-to-period comparisons of its business performance. Moreover, TradeStation has included Adjusted EBITDA in this announcement because it is a key measurement used by its management internally to make operating decisions, including those related to operating expenses, evaluating performance and performing strategic planning and annual budgeting. However, TradeStation does not consider Adjusted EBITDA in isolation or as an alternative to liquidity or financial measures determined in accordance with GAAP.

TradeStation Group Reports Results for Three Months and Fiscal Year Ended March 31, 2022

Reconciliation of Net Income (Loss) to Adjusted EBITDA

(In thousands)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2022	2021	2022	2021
Net Income (loss)	$(14,751)	$19,267	$(31,694)	$23,790
Income tax expense (benefit)	(1,369)	7,149	(7,406)	8,843
Depreciation and amortization	5,024	4,890	19,700	19,071
Interest expense	967	668	3,260	3,070
EBITDA	(10,129)	31,974	(16,140)	54,774
Adjustments:
Severance expense (1)	-	-	-	1,700
Life insurance policy proceeds (2)	(1,841)	-	(1,841)	-
Crypto timing gains and losses (3)	(49)	(13,289)	(83)	(2,875)
Gain on investment (4)	-	-	(8,146)	-
Adjusted EBITDA	$(12,019)	$18,685	$(26,210)	$53,599

(1) “Severance expense” related to a planned reduction-in-force that occurred in the June 2020 fiscal quarter

(2) “Life insurance policy proceeds” related to a claim under the company-owned death-benefit insurance feature of the company’s employee deferred compensation program.

(3) “Crypto timing gains and losses” related to temporary gains or losses for crypto assets recognized due to certain mark-to-market adjustments, but later offset (netted to zero) as the asset positions were closed out

(4) “Gain on investment” related to appreciation of a minority investment made by the company in a digital assets vendor firm